Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

(in thousands, except shares and per share amounts)

	For the years ended December 31,
	2012	2011
Numerator for both basic and diluted earnings per share:

Net Income	$4,168	$2,702
Less: Dividends on preferred stock	136	44

Denominator:

Total average shares outstanding	2,194,325	2,147,890
Effect of dilutive stock options	2,254,617	2,194,410

Total diluted average shares outstanding

Earnings Per Share - Basic	$1.84	$1.24
Earnings Per Share - Diluted	$1.79	$1.21

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